EXHIBIT 1

Jacada Reports Preliminary Third Quarter Results

ATLANTA – October 2, 2003 – Jacada Ltd. (Nasdaq: JCDA) today announced preliminary results for the 2003 third quarter ended September 30, 2003.

Jacada anticipates total revenue for the 2003 third quarter to be in the range of $5.2 million to $5.4 million compared with $5.1 million in the 2003 second quarter and with $4.6 million in the 2002 third quarter. Software license revenue for the 2003 third quarter is expected to increase more than 10% sequentially and 25% year-over-year to a range of $2.3 to $2.4 million, compared with $2.1 million in the 2003 second quarter and with $1.8 million in the 2002 third quarter. Jacada expects to report a net loss in the range of $0.4 million to $0.5 million, similar to the net loss incurred in the 2003 second quarter and smaller than the net loss in the 2002 third quarter.

“Total revenues and earnings were slightly below our estimates due to certain service projects starting later in the quarter than anticipated”, said Gideon Hollander, CEO of Jacada. “We are happy with the growth in license revenues and in total revenues and remain cautiously positive for the fourth quarter.”

The statements in this announcement are based on preliminary results and could vary when Jacada reports actual results on October 27, 2003.

About Jacada—Jacada Ltd. connects the world to legacy systems through a full range of programmatic integration, automated Web-to-host, and legacy access solutions. Jacada solutions address all application development architectures including J2EE, .NET, and Web Services and are the preferred and certified legacy connection solutions for Computer Associates, Oracle, PeopleSoft, SeeBeyond, and Siebel. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Citibank, Delta Air Lines, The Federal Reserve Bank, Porsche Cars North America, Prudential, and the US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, relating to anticipated financial results. These statements are prospective and represent the current expectations of management. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company’s Form 20-F and other statements filed with the Securities and Exchange Commission.

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Jacada Contact:

Ann Conrad

770-352-1310 ext 382

aconrad@jacada.com